Via Facsimile and U.S. Mail
Mail Stop 6010

June 23, 2008

Mr. Michael W. Rogers
Chief Financial Officer
Indevus Pharmaceuticals, Inc.
33 Hayden Avenue
Lexington, MA   02421

Re: **Indevus Pharmaceuticals, Inc.**
        Form 10-K for the Year Ended September 30, 2007
        Filed December 12, 2007
        File No. 000-18728

Dear Mr. Rogers:

        We have reviewed your May 30, 2008 response to our April 29, 2008 letter and
have the following comments. In our comments we have asked you to provide us with
information so we may better understand your disclosure. Where a comment requests
you to revise disclosure, the information you provide should show us what the revised
disclosure will look like and identify the annual or quarterly filing, as applicable, in
which you intend to first include it. If you do not believe that revised disclosure is
necessary, explain the reason in your response. After reviewing the information
provided, we may raise additional comments and/or request that you amend your filing.

Item 1. Business

Agreements, page 13

1.   We note your response and proposed revisions in response to Comment 1
        requesting additional information on certain of your agreements. However, your
        disclosure requires additional clarification. Please provide the following
        information:

        • The BayerSchering 2005 agreement – Clarify whether the $7,500,000 up-front
          payment paid in August 2005 represents the extent of the aggregate amounts
          paid to date under the agreement. If the milestone payments were made,
          disclose the total amounts paid to date.

- • The BayerSchering 2006 agreement – Please confirm that you will disclose the minimum purchase requirements in future periodic reports once you are able to calculate this amount.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-8

Q. Product Agreements

Santura and Santura XR, page F-28

2. Please refer to your response to comment four. It is unclear from your proposed disclosures why your inability to determine the term of your performance obligation to provide future know-how under the Madaus Agreement did not preclude you from recognizing any revenues from the agreement. It is not clear from your disclosures that the obligation to deliver future know-how is inconsequential or perfunctory and, therefore, should be excluded from the determination of the revenue accounting units and allocation of revenues. Please clarify. Refer to SAB 104.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551- 3656 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551- 3203 or Suzanne Hayes, Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant